

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 20, 2006

Mr. J. Larry Sorsby
Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
10 Highway 35, P.O. Box 500
Red Bank, New Jersey 07701

RE: Form 10-K for the Fiscal Year ended October 31, 2005
Form 10-Q for the Quarter ended January 31, 2006
File No. 1-8551

Dear Mr. Sorsby:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Residential Development Activities, page 7

2. You disclosed that the number of new homes sales contracted slightly in the West Region due to the timing of the opening of new communities in 2005. In future filings, please provide more detail and explain how the timing of opening new communities in 2005 differs from that of the prior year. We also note the reduction in homes delivered, net contracts signed and contract backlog in your West Region that occurred subsequent to year-end as disclosed in the Form 10-Q report for the first quarter of 2006. If the lower sales are due to multiple factors, including overall market factors, you should expand these types of discussions in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

3. If material in future filings, please provide a comprehensive discussion on the number of cancellations of home sales contracts by region and in total and discuss trends in the level of home sales cancellations in relation to historical levels. Please refer to Item 303 (3) of Regulation S-K.

Financial Statements

Consolidated Balance Sheet, page F-3

4. In future filings, please present restricted cash held in escrow separately on the face of the balance sheet. Please refer to Rule 5-02 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7

5. In future filings, do not include restricted cash in the cash total in your statements of cash flows. Please refer to rule 5-02 of Regulation S-X.

6. Given the various acquisitions of homebuilders in recent years, in future filings please disclose separately the amounts paid to acquire homebuilding companies

and the amounts paid to purchase property, equipment and other fixed assets in net cash used in investing activities. Please refer to SFAS 95.

7. You disclosed that investments in unconsolidated homebuilding and land development joint ventures totaled over $1.1 billion in 2005 and that they had increased from $212 million in the prior year in footnote 18. In future filings, please disclose separately the cash flows associated with investments in unconsolidated subsidiaries and cash flows associated with distributions of capital from unconsolidated subsidiaries in your statements of cash flows. Please refer to SFAS 95.

Note 1. Basis of Presentation and Segment Information, page F-8

8. We note significant regional information in both your Business section and MD&A. Please provide a comprehensive analysis explaining how you have defined your reportable segments. For example, we assume that your operating segments are at a lower level for purposes of managing your business and that you have aggregated certain operating segments. We may have further comment.

9. In future filings, please disclose your accounting policy and the factors that you consider in determining whether or not to consolidate joint ventures where you are the manager of the joint venture.

10. In future filings, please provide enterprise-wide product-line disclosures for each group of similar product as required by paragraph 37 of SFAS 131. This disclosure should include revenues from the single-family detached homes, attached townhouses and condominiums, mid-rise and high-rise condominiums and planned residential developments described under Business Overview. Paragraph 101 of SFAS 131 states that enterprise-wide disclosures are appropriate for all enterprises if a range of products and services are offered.

Note 2. Summary of Significant Accounting Policies, page F-8

11. In future filings, disclose your revenue recognition policy for attached condominiums, townhouses and mid-to-high-rise condominiums. Please refer to SFAS 66.

12. In future filings, please disclose separately the allowance for doubtful accounts and notes receivable either in the balance sheet, the footnotes to the financial statements or in the Valuation and Qualifying Accounts Schedule in accordance with Rules 5-02 and 5-04 of Regulation S-X.

<u>Insurance Deductible Reserves, page F-9</u>

13. You disclosed that you increased significantly your general liability insurance and workers compensation deductibles per occurrence in 2005 and that in 2006 the deductibles per occurrence will increase further to $20 million for bodily injury and property damage, $20 million for product defects and $1 million for worker's compensation. You also disclosed that you introduced an insurance program to your subcontractors whereby they will pay you insurance premiums and you will assume the liability associated with work they perform on your homes. Given the increasing risks that you are self-insuring and your exposure to loss under your recently introduced insurance program for your subcontractors, please disclose the following:

- Your basis for estimating unpaid claims, claim adjustment expenses and incurred but not reported claims reserves for the various risks that you are assuming. Please also disclose
if these insurance reserves include provisions for inflation, claims handling, other administrative expenses and legal fees.
- The amount of insurance claims paid over the last three years.
- Your revenue recognition policy under the insurance program that you offer your subcontractors. Please also tell us how you are classifying the income earned from your insurance program in your income statement.

<u>Intangible Assets, page F-10</u>

14. You disclosed that in May 2004 you changed the brand name of a real estate company acquired in 2002 to K. Hovnanian Homes. Due to the change in the brand name you reclassified $50 million from goodwill and indefinite life intangible assets to definite life intangible assets that you are amortizing over more than four years. Please explain in more detail the following:

- Why the original brand name was classified as an indefinite life intangible;
- Why the name change would result in a reclassification of goodwill to definite life intangibles;
- Provide support for the realization of the definite life intangible related to the previous brand.

<u>Accounting for Derivative Instruments and Hedging Activities, page F-12</u>

15. Under Customer Financing you disclosed that you sell mortgage loans in pools or individually and against forward commitments to institutional investors. In future filings, expand n footnote 6 to describe the methods and assumptions used to estimate their fair value, any associated hedging strategies and the net gains or

losses recognized in earnings during the period. Please refer to SFAS 133, SFAS 149 and SAB Topic 5DD.

Note 17. Variable Interest Entities, page F-21

16. We note that most of your cash and letters of credit to purchase land and lots are not consolidated. We assume this is because you either do not consider them to be VIEs, and/or you do not consider yourself to be the primary beneficiary. Please expand your disclosures to provide an overall understanding as to how you interpret an option for land or lots to be a VIE. For example, disclose what you consider to be a significant nonrefundable option fee, and how that impacts your interpretation. Also expand you disclosures to explain the conditions under which you are not considered the primary beneficiary, both in technical terms and how the nature of the option economically results in that determination. Please refer to FIN 46 (R).

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant